FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2005

Commission File Number 001-32399

BANRO CORPORATION
(Translation of registrant’s name into English)

1 First Canadian Place 100 King Street West, Suite 7070 Toronto, Ontario, M5X 1E3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANRO CORPORATION

Date: November 21, 2005	/s/ Donat Madilo Donat Madilo Treasurer

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Banro Corporation 1 First Canadian Place Suite 7070, 100 King Street West Toronto, Ontario M5X 1E3

Item 2	Date of Material Change

November 10, 2005

Item 3	News Release

The news release (the “News Release”) was issued on November 10, 2005 through Canada NewsWire.

Item 4	Summary of Material Change

See item 5 below.

Item 5	Full Description of Material Change

Banro Corporation (the “Company” or “Banro”) announced in the News Release initial drilling results from the Company’s wholly-owned Namoya project, located on the Twangiza-Namoya gold belt in the Democratic Republic of the Congo (the “DRC”).

Assay results have been received from the first seven core holes drilled at Namoya that are part of a 7,000 metre drilling program. These results are from the Mwendamboko prospect which forms part of a 2.5 kilometre long mineralised trend at Namoya.

Highlights include:

•	Hole NDD002 intersected 19.22 metres grading 10.54 g/t Au from 71.61 metres including 4.00 metres averaging 37.53 g/t Au (hole bottomed in mineralisation).

•	Hole NDD003 intersected 26.54 metres grading 5.96 g/t Au from 40.72 metres including 3.24 metres averaging 14.07 g/t Au and 2.44 metres at 30.65 g/t Au.

•	Hole NDD001 intersected 20.21 metres grading 4.45 g/t Au from 20.82 metres.

•	Hole NDD005 intersected 39.37 metres grading 3.63 g/t Au from 52.95 metres.

These drilling results are over a strike length of 160 metres with holes spaced at 40 metre sections. Core holes were inclined at between minus 48 and 66 degrees and averaged 126 metres in depth with a maximum of 157 metres down the hole. Core recovery for these holes averaged 92% with 90% in the mineralised zones. It is estimated that the true widths of the mineralised zones are approximately two-thirds of the intersected widths in the holes. The mineralised sections are found within a series of sub-vertically dipping quartz veins and stockworks in quartz-sericite-chlorite schists.

Results from all the core holes are tabulated below:

Summary of Drill Hole Results

	NORTHING>	EASTING			MINERALISATION			AU
HOLE #	(UTM)	(UTM)	AZIMUTH	INCL.	FROM (m)	TO (m)	WIDTH (m)	g/t

NDD001	9557632.82	560962.1	236	51	20.82	41.03	20.21	4.45
Including					29.45	31.52	2.07	33.65
					75.95	78.00	2.05	7.43

NDD002**	9557674.27	560956.5	236	49	29.00	35.00	6.00	1.32
					56.05	63.00	6.95	2.99
					71.61	90.83	19.22	10.54
Including					83.00	87.00	4.00	37.53

NDD003	9557711.63	560944	236	48	40.72	67.26	26.54	5.96
Including					58.76	62.00	3.24	14.07
and					64.82	67.26	2.44	30.65

NDD004B	9557584.44	560952.7	236	50	37.87	43.82	5.95	3.55
					63.60	92.66	29.06	1.64

*NDD005	9557713.3	560942.7	236	66	12.50	16.86	4.36	4.39
					52.95	92.32	39.37	3.63
Including					59.73	64.30	4.57	6.09
					81.00	83.72	2.72	14.95

NDD006	9557537.11	560958.9	236	55	43.41	49.13	5.72	1.30
					79.52	83.02	3.50	3.56

NDD009	9557561.56	560998.1	236	53	82.71	85.91	3.20	1.24
					101.70	108.32	6.62	1.34

* Additional hole assays pending. ** Hole stopped in mineralisation due to poor drilling conditions.

The objectives of the core drilling program are to upgrade the remaining Inferred Mineral Resource at Namoya of 657,000 ounces of gold (7.818 million tonnes grading 2.61 g/t Au) into the Measured and Indicated categories and to delineate additional resources. This drill program follows on from the previous adit sampling program at Namoya, which resulted in the conversion of 436,000 ounces of gold (4.560 million tonnes grading 2.97 g/t Au) from the Inferred to the higher confidence Indicated Mineral Resource category (see Banro’s press release dated July 22, 2005, a copy of which can be obtained from SEDAR at www.sedar.com). The holes were drilled in areas where the previous adit sampling spacing was inadequate to upgrade the resource base.

Drill samples were taken at a maximum of one metre intervals and the gold values are uncut. Core samples were analysed for gold by fire assay using a 50g sample at the ALS Chemex Laboratory in Johannesburg, South Africa. Internationally recognised standards, duplicates and blanks were inserted as part of the Company’s internal QA/QC analytical procedures.

Commenting on these drilling results at Namoya, Peter Cowley, President and C.E.O. of the Company, said in the News Release: “These initial drilling results from Namoya are very encouraging and indicate good correlation with the resource modelling based on the previous historical data.”

Additional information with respect to the Namoya property is contained in the technical report of Steffen, Robertson and Kirsten (UK) Ltd. dated February 2005 (see also the Company’s press release dated February 28, 2005 with respect to this report). Copies of these documents can be obtained from SEDAR at www.sedar.com and from the Company’s website at www.banro.com.

Banro is a Canadian-based gold exploration company focused on the development of four major, wholly-owned gold projects along the 210 kilometre-long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the DRC. Led by a proven management team with extensive gold and African experience, Banro’s strategy is to unlock shareholder value by increasing and developing its significant gold assets in a socially and environmentally responsible manner.

Qualified Person
The exploration results disclosed in this report have been reviewed, verified (including sampling, analytical and test data) and compiled by the Company’s geological staff based in Bukavu, DRC which includes a “qualified person” (as such term is defined in National Instrument 43-101), Michael Skead (Aus.I.M.M), the Company’s Vice President of Exploration.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

The name and business telephone number of an executive officer of the Company who is knowledgeable about the material change referred to herein and this report are as follows:

Peter N. Cowley (President and Chief Executive Officer) — (44) 790-454-0856 (United Kingdom telephone number).

Item 9	Other Information

Cautionary Note to U.S. Investors: The United States Securities and Exchange Commission (the “SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used in this report, such as “measured”, “indicated”, and “inferred” “resources”, that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in the Company’s Form 40-F Registration Statement, File No. 001-32399, which may be secured from the Company, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

Forward-Looking Statements: This report contains forward-looking statements that are based on the Company’s current expectations and estimates. Forward-looking statements are frequently characterized by words such as “plan,” “expect,”“project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words or statements that certain events or conditions “may” or “will” occur, and include without limitation, statements regarding potential mineralization and resources, exploration results and future plans and objectives of the Company. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual events or results to differ materially from estimated or anticipated events or results implied or expressed in such forward-looking statements. Factors that could cause such differences include changes in world gold markets and equity markets, political developments in the DRC, changes to regulations affecting the Company’s activities, uncertainties relating to the availability and costs of financing needed in the future, the uncertainties involved in interpreting drilling results and other ecological data and the other risks involved in the gold exploration and development industry. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

Item 10	Date of Report

November 18, 2005